January 24, 2023

Division of Corporation Finance

Office of Trade and Services

Securities and Exchange Commission

Washington DC 20549

Attn: Alyssa Wall and Dietrich King

Re: Freeport Holdings Series LLC Offering Statement on Form 1-A Filed December 14, 2022

File No. 024-12099

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated January 11, 2023 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Offering Statement on Form 1-A of Freeport Holdings Series LLC (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A Summary

Q: How does Freeport fractionalize artwork?, page 8

1. Please reconcile your disclosure in your answer to this question that “the tokens themselves do not confer rights to investors,” with your answer to the question “What are the benefits of the tokens living on the blockchain?,” which describes a number of potential benefits, some of which could be understood to be rights, such as the right to transfer the tokens and, thereby, the shares.

The Company has amended its disclosure regarding the tokens to clarify that the tokens are used to represent ownership of the Shares and, currently, to better allow for visualization of an investor’s holdings. The Company has also clarified that it intends to develop additional features which will utilize the blockchain functionality and will inform investors when those features are available.

Q: What are the benefits of the tokens living on the blockchain?, page 8

2. Please clarify, if true, that currently there are no actual benefits. If currently you believe there are actual benefits, please disclose them in detail and with specificity. Please disclose that any potential future benefits may not be realized or may not be beneficial to particular holders of tokens. Finally, please disclose how you will inform holders of tokens in the event benefits are added in the future.

The Company has amended its disclosure regarding the benefits of blockchain to identify the current functionality of visualization of share ownership. In addition, along with identifying that the Company may not be able to create additional functionality, the Company has identified that it will contact users based on the contact information provided during the subscription process to inform them about new functionality.

Plan of Distribution

Process of Subscribing, page 20

3. We note your disclosure on page 20 that investors will be able to subscribe to the offering by tendering digital assets and that those assets will be converted to fiat upon initial delivery of digital assets with their subscription. Please disclose:

●	how you will calculate the value of the tendered digital assets;

●	how and when you will communicate this valuation and the number of shares of Class A Ordinary Shares to the investors; and

●	whether the investor will be able to withdraw the subscription based upon how you value the digital assets used for payment of the Class A Ordinary Shares.

The Company has amended its disclosure to include a description of the manner in which digital asset payments will be converted to fiat, and how that value will be determined and communicated to investors at the time of investment.

4. Please disclose the following:

●	whether you will return digital assets to investors if a subscription is rejected or payment is to be refunded;

●	the means you will use to determine the amount and form of a refund if the value of the digital assets used for payment subsequently increases or decreases;

●	whether investors may withdraw their subscription prior to the close of the offering; and

●	whether investors have any rights prior to the closing and the distribution of the Class A Ordinary Shares.

Please also add new risk factors describing the risks attendant to the matters above, including that investor funds could be held in escrow and stating how long they may be held in escrow.

The Company amended its disclosure to include a discussion of the manner in which refunds will occur for investments that were originally made in digital assets. Just as with cash investors, subscriptions in digital assets are irrevocable. The Company has included an additional risk factor regarding the manner of the conversion of digital assets and the value being held in escrow.

Securities Being Offered, page 43

5. Please disclose in this section, in detail, your intent to tokenize the shares.

The Company has amended its disclosure to include a statement of the intention to have the shares represented by tokens, and that the tokens do not provide for any rights beyond what investors receive through ownership of the shares.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Freeport Holdings Series LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Colin Johnson